Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

January 2, 2020.

Item 3. News Release

The News Release dated January 3, 2020 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company announced that SSR Mining Inc. has elected to exercise its Shareholder Participation Right pursuant to an agreement between the Company and SSR Mining Inc. dated November 28, 2018 (see news release dated November 29, 2018).

Item 5.1  Full Description of Material Change

The Company announced that SSR Mining Inc. ("SSR Mining") has elected to exercise its Shareholder Participation Right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 (see news release dated November 29, 2018).  Accordingly, SSR Mining has agreed to purchase 1,819,074 shares of SilverCrest for aggregate proceeds of C$13,242,859 at the same price of C$7.28 as the bought deal public offering announced by SilverCrest on December 3, 2019.

The net proceeds of the private placement will be used for continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes.

The private placement is scheduled to close on or about January 10, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the Toronto Stock Exchange.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

January 3, 2020.